Exhibit 4.3

EXECUTION VERSION

PAYING AND CALCULATION AGENCY AGREEMENT

Dated June 30, 2017

among

DH Europe Finance S.A.

as Issuer

Danaher Corporation

as Guarantor

and

The Bank of New York Mellon, London Branch as Paying and Calculation Agent

and

The Bank of New York Mellon Trust Company N.A.

as Trustee

THIS PAYING AND CALCULATION AGENCY AGREEMENT (this “Agreement”) is made as of June 30, 2017, among DH Europe Finance S.A. (the “Issuer”), whose principal office is at 1B Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg, Danaher Corporation (the “Guarantor”), whose principal office is at 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701, The Bank of New York Mellon, London Branch, as Paying and Calculation Agent (the “Paying and Calculation Agent”), whose principal office is at One Canada Square, London E 1 4 5AL, United Kingdom and The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Trustee”), whose principal office is at 2 North LaSalle, Suite 1020, Chicago, Illinois 60602.

WHEREAS, the Issuer proposes to issue €600,000,000 aggregate principal amount of 1.200% senior notes due 2027 (the “2027 Notes”) and €250,000,000 aggregate principal amount of floating rate senior notes due 2022 (the “Floating Rate Notes” and, together with the 2027 Notes, the “Notes”), in each case, on the date hereof, pursuant to that certain indenture dated as of July 8, 2015 (the “Base Indenture”) among the Issuer, the Guarantor and the Trustee, and that certain second supplemental indenture among the Issuer, the Guarantor, and the Trustee (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”), the forms of which Indenture and Notes are attached hereto as Annex A; and

WHEREAS, solely with respect to the Notes, the Issuer wishes to appoint the Paying and Calculation Agent, as set forth above, upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

1. DEFINITIONS

1.1 All capitalized terms used herein, but not defined, shall have the meanings given to them in the Indenture.

1.2 In addition, the following terms shall have the following meanings:

“Business Day” means any day other than a Saturday or Sunday, (i) which is not a day on which banking institutions in The City of New York or London are authorized or required by law, regulation or executive order to close and (ii) in the event that any payment by the Issuer of the principal of and interest on the Notes is to be made in euro, on which the Trans-European Automated Real Time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, is open.

“Code” means the US Internal Revenue Code of 1986, as amended.

“FATCA Compliant Entity” means an entity not subject to FATCA Withholding Tax.

“FATCA Withholding Tax” means any withholding or deduction pursuant to an agreement described in Section 1471(b) of the Code or otherwise imposed pursuant to Sections 1471 through 1474 of the Code (or any regulations or agreements thereunder or official interpretations thereof) or any intergovernmental agreement between the United States and another jurisdiction facilitating the implementation thereof (or any law implementing such an intergovernmental agreement).

References to the records of Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”) shall be to the records that each of Euroclear and Clearstream holds for its customers which reflect the amount of such customers’ interests in the Notes.

2. APPOINTMENT OF PAYING AND CALCULATION AGENT AND AS COMMON DEPOSITARY

The Issuer hereby appoints the Paying and Calculation Agent at its office specified above as the Paying and Calculation Agent solely in respect of the Notes and as the common depositary for Euroclear and Clearstream for the Notes, in each case, upon the terms and conditions herein contained, and the Paying and Calculation Agent accepts such appointments. In the event of any inconsistency between the Indenture and this Agreement, the terms of this Agreement (including the Annexes attached hereto) shall prevail.

3. PAYMENT

3.1 In order to provide for all payments due on the Notes as the same shall become due, the Issuer shall cause to be paid to the Paying and Calculation Agent, no later than 10:00 a.m. London time one Business Day prior to the due date for the payment of each Note, at such bank as the Paying and Calculation Agent shall previously have notified to the Issuer, an amount in immediately available funds in the currency of payment sufficient to meet all payments due on such Notes.

3.2 The Issuer hereby authorizes and directs the Paying and Calculation Agent, solely from the amounts paid to it pursuant to this Section 3, to make or cause to be made all payments on the Notes in accordance with the terms thereof. Such payments shall be made to the Holder or Holders of Notes in accordance with the terms of the Notes, the provisions contained in this Agreement and the procedures of Euroclear and Clearstream. All interest payments and Additional Amounts, if any, in respect of the Notes will be made by the Paying and Calculation Agent on the relevant Interest Payment Date (as set forth in the Note) to the Holders in whose names the Notes are registered at the close of business (in New York) on the record date specified in the Notes next preceding the relevant Interest Payment Date or such other date as is provided in the Notes. So long as the Notes are represented by one or more global certificates and registered in the name of a common depository for Euroclear and Clearstream or its nominee, all interest payments and Additional Amounts, if any, on the Notes shall be made by the Paying and Calculation Agent by wire transfer of immediately available funds in Euro to Euroclear and Clearstream.

3.3 The Paying and Calculation Agent will pay the principal amount of each Note on the applicable maturity date or upon any redemption date with respect thereto, together with accrued and unpaid interest and Additional Amounts, if any, due at maturity or such redemption date, if any, upon presentation and surrender of such Note on or after the maturity date or redemption date thereof to the Paying and Calculation Agent, or as specified in the Notes.

3.4 If for any reason the amounts received by the Paying and Calculation Agent are insufficient to satisfy all claims in respect of all payments then due on the Notes, the Paying and Calculation Agent shall forthwith notify the Issuer, and the Paying and Calculation Agent shall not be obliged to pay any such claims until the Paying and Calculation Agent has received from the Issuer the full amount of the monies then due and payable in respect of such Notes.

3.5 The Paying and Calculation Agent hereby agrees that:

(a)	it will hold all sums held by it as Paying and Calculation Agent for the payment of the principal of or interest and Additional Amounts, if any, on the Notes in trust uninvested for the benefit of the Holders of the Notes entitled thereto, or for the benefit of the Trustee, as the case may be, until such sums shall be paid out to such Holders or otherwise as provided in Section 3.6 below and in the Indenture;

(b)	it will promptly give the Trustee notice of: (x) an Issuer deposit for the payment of principal of or interest, and Additional Amounts, if any, on the Notes, (y) any failure by the Issuer in the making of any deposit for the payment of principal of or interest, and Additional Amounts, if any, on the Notes that shall have become due and payable, and (z) any default by the Issuer in making any payment of the principal of or interest, and Additional Amounts, if any, on the Notes where the same shall be due and payable as provided in the Notes; and

(c)

At any time after an Event of Default by the Issuer in the making of any payment of principal of, or interest on, or any Additional Amounts with respect to the Notes shall have occurred (after giving effect to any applicable grace period under the Notes and the Indenture), the Paying and Calculation Agent shall, if so required by notice in writing given by the Trustee to the Paying and Calculation Agent: (y) thereafter, until otherwise instructed by the Trustee, act as agent of the Trustee under the terms of the Indenture; and/or (z) deliver all Notes and all sums, documents and records held by the Paying and Calculation Agent in respect of the Notes to the Trustee or as the Trustee shall direct in such notice; provided that such notice shall be deemed not to apply to any document or record which the Paying and Calculation Agent is obliged not to release by any applicable law or regulation.

3.6 Notwithstanding the foregoing,

(a)	if any Note is presented or surrendered for payment to the Paying and Calculation Agent and the Paying and Calculation Agent has delivered a replacement therefor or has been notified that the same has been replaced, the Paying and Calculation Agent shall as soon as is reasonably practicable notify the Issuer in writing of such presentation or surrender and shall not make payment against the same until it is so instructed by the Issuer and has received the amount to be so paid; and

(b)	the Paying and Calculation Agent shall cancel each Note against surrender of which it has made full payment and shall deliver each Note so cancelled by it to the Trustee upon its request therefor.

3.7 In no event, shall the Paying and Calculation Agent be obliged to make any payments hereunder if it has not received the full amount of any such payment.

4. CALCULATION OF INTEREST

4.1 The Paying and Calculation Agent shall calculate the amount of interest payable on the Notes in the manner and at the times set forth in Annex A and in the Prospectus Supplement in respect of the Notes attached hereto as Annex B.

4.2 As soon as practicable after each Interest Determination Date (as defined in the Notes), the Paying and Calculation Agent will cause to be forwarded to the Issuer and the Trustee information regarding the interest rates, the interest periods, the amount of interest for each interest period and the relevant Interest Payment Date. The Paying and Calculation Agent will, upon the written request of any Holder of any Note, provide the interest rate then in effect and, if determined, the interest rate which will become effective for the next interest period with respect to such Note.

4.3 In no event shall the interest rate be less than the minimum rate, if any, or more than the maximum rate, if any, designated in the applicable pricing supplement, or more than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

5. INDEMNITY

5.1 Each of the Issuer and the Guarantor, jointly and severally, shall indemnify and keep indemnified the Paying and Calculation Agent against any losses, liabilities, costs (including reasonable fees and expenses of counsel), taxes (other than taxes attributable to income), claims, actions or demands incurred by it as a result of or in connection with its appointment or the exercise of its powers and duties under this Agreement or in respect of the Issuer’s issue of Notes, except to the extent resulting from the Paying and Calculation Agent’s bad faith, gross negligence or willful misconduct. Promptly after the receipt by the Paying and Calculation Agent of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, the Paying and Calculation Agent shall provide such notice to the Issuer; provided that the Paying and Calculation Agent’s failure to provide such notice shall, to the extent that the Issuer or the Guarantor, as applicable, is prejudiced as a result of such failure, relieve the Issuer or the Guarantor of its obligation to indemnify and keep indemnified the Paying and Calculation Agent pursuant to this Section 5.1.

5.2 The Issuer, in its sole discretion, may elect to assume the defense of any such claim, in which case the Paying and Calculation Agent shall cooperate in the defense of such claim. The Paying and Calculation Agent may have separate counsel in any such defense, but the fees and expenses of any such counsel shall be at the expense of the Paying and Calculation Agent, unless (i) the employment of such counsel has been specifically authorized in writing by the Issuer or (ii) the named parties to any such action (including any impleaded parties)

include both the Paying and Calculation Agent and the Issuer or any affiliate of the Issuer, and such Paying and Calculation Agent shall have reasonably concluded that, in the written opinion of counsel, an actual conflict of interest exists between the Paying and Calculation Agent and the Issuer or such affiliate of the Issuer. Neither the Issuer nor the Guarantor shall be required to pay for or agree to any settlement without its respective written consent.

5.3 In connection with its execution of and acting under this Agreement, the Trustee is entitled to all rights, privileges, protections, benefits, immunities and indemnities (i) provided to it under the Indenture and (ii) provided to the Paying and Calculation Agent hereunder.

5.4 The indemnities contained in Section 5.1 shall survive the termination or expiry of this Agreement and the resignation or removal of the Paying and Calculation Agent.

6. GENERAL

6.1 In acting under this Agreement, the Paying and Calculation Agent shall not (a) be under any fiduciary duty towards any person, (b) be responsible for or liable in respect of the authorization, validity or legality of any Note amount paid by it hereunder (except to the extent that any such liability is determined by a court of competent jurisdiction to have been resulted from the Paying and Calculation Agent’s bad faith, gross negligence or wilful misconduct), (c) be under any obligation towards any person other than the Trustee and Issuer or (d) assume any relationship of agency or trust for or with any Holder.

6.2 Except as otherwise permitted hereunder or as ordered by a court of competent jurisdiction or required by law or otherwise instructed by the Issuer, the Paying and Calculation Agent shall be entitled to treat the registered Holder of any Note as the absolute owner of such Note for all purposes and make payments thereon accordingly.

6.3 The Paying and Calculation Agent shall not exercise any lien, right of set-off or similar claim against any Holder of a Note in respect of moneys payable by it under this Agreement.

6.4 The Paying and Calculation Agent may consult on any matter concerning its duties hereunder any legal adviser selected by it, and the Paying and Calculation Agent shall not be liable in respect of anything done, or omitted to be done in good faith reliance on that legal adviser’s opinion; provided that, prior to taking or omitting to take any action in reliance on such opinion, the Paying and Calculation Agent shall notify the Issuer of such proposed action or omission. At any time, the Paying and Calculation Agent may apply to any duly authorized representative of the Issuer for a written instruction, and shall not be liable for action taken or omitted to be taken in good faith and in accordance with such instruction.

6.5 The Paying and Calculation Agent shall be entitled to rely, and shall not be liable in respect of anything done or suffered by it in reliance, on any notice, document, communication or information reasonably believed in good faith by it to be genuine and given by the proper parties.

6.6 The Paying and Calculation Agent shall be obliged to perform only such duties as are specifically set forth herein and in the Notes, and no implied duties or obligations shall be read into this Agreement or the Notes against the Paying and Calculation Agent.

6.7 Subject as provided in Section 6.3 above, the Paying and Calculation Agent shall not be liable to account to the Issuer for any interest or other amounts in respect of funds received by it hereunder from the Issuer. Money held by the Paying and Calculation Agent need not be segregated except as required by law.

6.8 No provision of this Agreement or the Notes shall require the Paying and Calculation Agent to risk or expend its own funds, or to take any action which in its reasonable judgment would result in any expense or liability accruing to it.

6.9 In no event will the Paying and Calculation Agent be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, severe loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Paying and Calculation Agent will use reasonable best efforts to resume performance as soon as practicable.

6.10 The Paying and Calculation Agent shall have no duty to enquire as to the performance of the covenants of the Issuer, nor shall it be charged with knowledge of any default or Event of Default under the Indenture.

6.11 Notwithstanding any provision of this Agreement to the contrary, the Paying and Calculation Agent will not in any event be liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), whether or not foreseeable, even if the Paying and Calculation Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

6.12 Except to the extent otherwise provided in this Agreement, the Paying and Calculation Agent shall incur no liability hereunder except to the extent such liability has been determined to arise from the Paying and Calculation Agent’s bad faith, gross negligence or willful misconduct.

6.13 The Paying and Calculation Agent, its officers, directors, employees and shareholders may become the owners of, or acquire any interest in, the Notes, with the same rights that it or they would have if it were not the Paying and Calculation Agent, and may engage or be interested in any financial or other transaction with the Issuer as freely as if it were not the Paying and Calculation Agent.

6.14 The Paying and Calculation Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement.

6.15 The Issuer will supply the Paying and Calculation Agent with the names and specimen signatures of its authorized persons.

7. CHANGE OF PAYING AND CALCULATION AGENT

7.1 At any time, other than on a day during the forty-five (45) day period preceding any payment date on the Notes, the Paying and Calculation Agent may resign by giving at least forty-five (45) days’ prior written notice to the Issuer; and the Paying and Calculation Agent’s agency shall be terminated and its duties shall cease upon expiration of such forty-five (45) days or such lesser period of time as shall be mutually agreeable to Paying and Calculation Agent and the Issuer. At any time, following at least forty-five (45) days’ prior written notice (or such lesser period of time as shall be mutually agreeable to the Paying and Calculation Agent and the Issuer) from the Issuer, the Paying and Calculation Agent may be removed from its agency. Such removal shall become effective upon the expiration of the forty-five (45) day or agreed lesser time period (provided that any such removal shall be immediate in case the Paying and Calculation Agent shall be adjudicated bankrupt or insolvent), and upon payment to the Paying and Calculation Agent of all amounts due and payable to it in connection with its agency. In such event, following payment of its fees and expenses due and payable, the Paying and Calculation Agent shall deliver to the Issuer, or to the Issuer’s designated representative, all Notes (if any) and cash (if any) belonging to the Issuer and, at the Issuer’s expense, shall furnish to the Issuer, or to the Issuer’s designated representative, such information regarding the status of the Issuer’s outstanding Notes as is reasonably requested by the Issuer.

7.2 Any corporation or banking association into which the Paying and Calculation Agent may be merged or consolidated or any corporation or banking association resulting from any merger or consolidation to which the Paying and Calculation Agent is a party or any corporation or banking association to which the Paying and Calculation Agent shall sell or otherwise transfer all or substantially all of its corporate trust or agency assets shall on the date on which such merger, consolidation or transfer becomes effective, become the successor to the Paying and Calculation Agent under this Agreement without the execution or filing of any paper or any further act on the part of the parties hereto.

8. COMPENSATION AND FEES

8.1 The Issuer or the Guarantor, as applicable, will pay to the Paying and Calculation Agent from time to time, compensation as shall be agreed to in writing between the Issuer and the Paying and Calculation Agent in connection with its duties hereunder, together with any applicable value added tax and stamp, issue, or other documentary taxes and duties. In addition, the Issuer or the Guarantor, as applicable, shall reimburse the Paying and Calculation Agent, upon the Paying and Calculation Agent’s request, for all reasonable out of pocket expenses and disbursements incurred by the Paying and Calculation Agent in accordance with the provisions of this Agreement (including the reasonable compensation, expenses and disbursements of any outside counsel for the Paying and Calculation Agent), except any expense or disbursement attributable to its gross negligence, willful misconduct or bad faith.

9. NOTICES

9.1 Each notice or communication under this Agreement shall be made in writing, by fax or e-mail or otherwise in accordance with this Section 9. Each communication or document to be delivered to any party under this Agreement shall be sent to that party at the fax number, e-mail or address, and marked for the attention of the person (if any), from time to time designated by that party to the Paying and Calculation Agent (or, in the case of the Paying and Calculation Agent, by it to each other party) for the purpose of this Agreement. The initial telephone number, fax number, e-mail, address and person so designated are:

in the case of the Issuer, to it at:

DH Europe Finance S.A.

1B, Heienhaff, L-1736 Senningerberg

Grand Duchy of Luxembourg

Attention: Director

Email: karel.heeren@danaher.com

with a copy (which shall not constitute notice) to each of the Guarantor and Wilmer Cutler Pickering Hale and Dorr LLP at their respective addresses set forth below in the case of the Guarantor, to it at:

c/o Danaher Corporation

2200 Pennsylvania Avenue, N.W., Suite 800W,

Washington, D.C. 20037-1701.

Attention: Vice President-Treasurer

Fax: (202) 828-0860

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, NW

Washington, DC 20006

Attention: Erika L. Robinson

E-mail: Erika.Robinson@wilmerhale.com

in the case of the Paying and Calculation Agent, to it at:

The Bank of New York Mellon, London Branch

One Canada Square, London El4 5AL, United Kingdom

Attention: Corporate Trust Administration

Tel no: +44 (0) 207 964 5028

Fax: +44 (0) 20 7964 2536

E-mail: corpsovl@bnymellon.com

in the case of the Trustee, to it at:

The Bank of New York Mellon Trust Company, N.A.

2 North LaSalle, Suite 1020, Chicago, Illinois 60602.

Attention: Corporate Finance

Fax: (312) 827-8542

9.2 All notices under this Agreement shall be effective (if by fax) when receipt is confirmed by the recipient following enquiry by the sender and (if by e-mail or letter) when delivered, except that a communication received outside normal business hours shall be deemed to be received on the next business day in the city in which the recipient is located, provided, however, that any notices or other communications to the Paying and Calculation Agent or the Trustee shall be deemed effective only when actually received.

9.3 The Paying and Calculation Agent agrees to accept and act upon instructions or directions pursuant to this Agreement sent by unsecured e-mail, PDF, facsimile transmission or other similar unsecured electronic methods, provided that the Paying and Calculation Agent shall have received an incumbency certificate listing persons authorized to give such instructions or directions and containing specimen signatures of such authorized persons, which such incumbency certificate shall be amended and replaced whenever a person is to be added or deleted from the listing. Subject to Section 5 and Section 6.12 of this Agreement, in no event shall the Paying and Calculation Agent be liable for any losses resulting from the Paying and Calculation Agent receiving from an authorized person via any non-secure method of transmission or communication, such as by facsimile or e-mail. The Paying and Calculation Agent is authorized to comply with and rely upon any such notice, instruction or other communications reasonably believed by it to have been sent or given by an authorized person. The Issuer shall use all reasonable endeavours to ensure that instructions transmitted to the Paying and Calculation Agent pursuant to this Agreement are complete and correct. Any instructions properly delivered pursuant to the requirements of this Agreement shall be conclusively deemed to be valid instructions from the Issuer to the Paying and Calculation Agent for the purposes of this Agreement.

10. GOVERNING LAW AND JURISDICTION; WAIVER OF JURY TRIAL

10.1 The interpretation, validity and enforcement of this Agreement, and all legal actions brought under or in connection with the subject matter of this Agreement, shall be governed by the laws of the State of New York.

10.2 Any court action brought under or in connection with the subject matter of this Agreement shall be brought only in any federal or New York State court, in either case, sitting in the Borough of Manhattan, City of New York. Each of the Issuer and the Paying and Calculation Agent submits to the exclusive jurisdiction of these courts and agrees not to commence any legal action under or in connection with the subject matter of this Agreement in any other court or forum.

10.3 Each of the Issuer, the Trustee and the Paying and Calculation Agent waives any objection to the laying of the venue of any legal action brought under or in connection with the subject matter of this Agreement in the Federal or state courts sitting in the Borough of Manhattan, City of New York, and agrees not to plead or claim in such courts that any such action has been brought in an inconvenient forum.

10.4 EACH OF THE ISSUER, THE GUARANTOR, THE HOLDERS OF THE NOTES, THE TRUSTEE AND THE PAYING AND CALCULATION AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION CONTEMPLATED HEREBY.

11. WITHHOLDING

11.1 Notwithstanding any other provision of this Agreement, the Paying and Calculation Agent or Trustee (as applicable, “BNYM”) shall be required to make a deduction or withholding (including the deduction of FATCA Withholding Tax) from any payment which it makes under this Agreement for or on account of any present or future taxes, duties or charges if and to the extent so required by any applicable law and any current or future regulations or agreements thereunder or official interpretations thereof or any law implementing an intergovernmental approach thereto or by virtue of the relevant holder failing to satisfy any certification or other requirements in respect of the Notes (the “Applicable Law”), in which event BNYM shall make such payment after such withholding or deduction has been made and shall account to the relevant authorities for the amount so withheld or deducted, and BNYM shall have no obligation to gross up any payment hereunder or pay any Additional Amount as a result of such withholding tax.

11.2 If the Paying and Calculation Agent or Trustee is a “foreign financial institution” as such term is defined under FATCA, then such Paying and Calculation Agent or Trustee must be or become, prior to receiving any payment from the Issuer under this Agreement, a FATCA Compliant Entity. Notwithstanding any other paragraph herein, any additional, substitute or successor Paying and Calculation Agent or Trustee appointed under this Agreement that is a foreign financial institution must be a FATCA Compliant Entity.

11.3 If, for any reason, the Paying and Calculation Agent or Trustee is not, or ceases to be, a FATCA Compliant Entity and, as a result, the Issuer considers in its sole discretion that it may be required to deduct or withhold FATCA Withholding Tax in respect of any payment due on any Notes, then the Issuer will be entitled to redirect or reorganise any such payment in any way that it sees fit in order that the payment may be made without such FATCA Withholding Tax. In order to comply with Applicable Law, the Company agrees: (i) to provide to BNYM reasonably sufficient information about holders or other applicable parties and/or transactions (including any modification to the terms of the Notes), to the extent such information is in the possession of the Company, so BNYM can determine whether it has tax related obligations under Applicable Law and (ii) that BNYM shall be entitled to make any withholding or deduction from payments under the transaction documents to the extent necessary to comply with Applicable Law.

12. HEADINGS

12.1 The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part of or affect in any way the meaning or interpretation of this Agreement.

13. COUNTERPARTS

13.1 This Agreement may be executed by manual, PDF or other electronic signature in counterparts, each of which shall be an original and all of which, together, shall constitute one and the same instrument.

[signature pages follow]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

DH EUROPE FINANCE S.A. as Issuer

By:	/s/ Frank T. McFaden
Name: Frank T. McFaden
Title: Category A Director

DANAHER CORPORATION as Guarantor

By:	/s/ Daniel L. Comas
Name: Daniel L. Comas
Title: Executive Vice President and Chief Financial Officer

THE BANK OF NEW YORK MELLON, LONDON BRANCH as Paying Agent and Calculation Agent

By:	/s/ Latoya S. Elvin
Name: Latoya S. Elvin
Title: Vice President

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A. as Trustee

By:	/s/ Richard Tarnas
Name: Richard Tarnas
Title: Vice President

[Signature Page to Paying and Calculation Agency Agreement]

ANNEX A

FORMS OF NOTES AND INDENTURE

(attached)

ANNEX B

PROSPECTUS SUPPLEMENT

(attached)